News Release # 2004-08
TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver,
British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE -
VICEROY Results from Expanded Drill Program on Gualcamayo Gold Project

Vancouver, British Columbia, May 26, 2004 – Viceroy Exploration Ltd. (the “Company”) is pleased to announce results from the first phase of drilling on its 100% owned Gualcayamo Gold Project in Argentina. The program is designed to test the five exploration targets delineated from previous surface sampling (see News Release of February 19, 2004 and January 8, 2004) and to continue drilling the Quebrada del Diablo (QDD) deposits.

The Company has received the assay results for the drilling of Target 11 and the Magdalena Target. Three holes have been completed on each. Drill holes at both targets encountered significant mineralization. Highlights include hole QDR 59 at Target 11 which returned 2.31 g/t Au for 30 meters from surface and Magdalena which returned multiple intersections in QDR 63 and 64. The combined mineralized intervals averaged:

QDR 63	1.27 g/t over 105 meters
QDR 64	2.62 g/t over 56 meters

Patrick Downey, President and CEO of Viceroy Exploration Ltd. said “Testing of the first two exploration targets has been extremely positive and indicates the potential to add significant additional mineral resources to the current 1.5 million ounce of stated resource.”

Target 11

This area, located 150 meters below and to the north/west of the main QDD target, was tested with three reverse circulation drill holes, QDR 59, 60 and 61. The drilling was to evaluate a target defined by continuous chip sampling completed in 2000 that returned 3.39 g/t Au over 49 meters and 1.4 g/t Au over 62 meters.

The drill results are as follows:

Hole #	Azimuth	Dip	TD	From	To	Interval	Au g/t

QDR 59	134.5	65	250	0	30	30m	2.31

incl				6	22	16m	3.18

QDR 60	29	81.5	245.5	2	36	34m	0.936

QDR 61	3.5	60.5	216	2	12	10m	0.777

with elevated intervals				12	70	74m	0.2

The initial interpretation is that the mineralization is flat lying and is open towards the main QDD resource with a minimum thickness of 30 meters.

Magdalena Target

The area was previously explored by Anglo American in the 1980’s with 7 surface holes , 4 adits and 14 underground holes. The target was also defined on surface with continuous chip sampling in 2003 and 2004 which was reported in News Releases of February 19, 2004 and January 8, 2004. The current drill program was designed to extend the mineralization previously identified by Anglo. The drill holes have confirmed and extended the continuation of good grade mineralization from surface to significant depths below that drilled by Anglo American. Sufficient information is now available to plan a systematic drill program to further define this zone and take it to the resource category.

Results of the three holes are as follows:

Hole #	Azimuth	Dip	TD	From	To	Interval	Au g/t

QDR62	180	-67.5	174	0	16	16m	0.641
elevated				82	108	26m	0.24
				126	144	18m	0.225
QDR63	0	-86.5	258	0	6	6m	0.566
				16	42	26m	2.09
incl				22	28	6m	3.64
				106	146	40m	0.88
				194	222	28m	1.04
incl				194	198	4m	4.26
				242	254	12m	1.32
QDR64	0	-65	180	84	112	28m	3.26
incl				98	110	12m	6.77
				124	140	16m	0.761
				162	140	12m	3.62

The program is being conducted under the supervision of Mr. Rick Diment P.Geo., who is the Company’s qualified person under NI 43-101. All samples were collected in accordance with industry standards and submitted to ALS Chemex for processing in their Santiago Chile facility.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, or email us at info@viceroyexploration.com.

For further information contact:
Christine Black
Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.